

August 11, 2014

Via E-mail
Thomas Wikstrom
President and Treasurer
Worlds Mall, Inc.
5841 East Charleston Blvd. #230
Las Vegas, NV 89123

> **Re:** **Worlds Mall, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 30, 2014**
> **File No. 333-196583**

Dear Mr. Wikstrom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 2, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to prior comment 1 that you have provided copies of all written communications is unclear. Please clarify whether you have any written communications, as defined by Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

If we are unable to secure additional capital…, page 4

2.   The language in your risk factor and at the bottom of page 17 states that you have sufficient cash to operate for 18 months. This is inconsistent with your statements on

page 15 and in the third paragraph on page 17, where you state that your sources of cash are not adequate for the next 18 months. Please refer to our prior comment 6 and revise.

Our common shares will not be registered…, page 6

3.   We note your revisions in response to prior comment 7. Please clarify this risk factor to disclose that you will only be required to register your securities under the Exchange Act if you have more than $10 million in total assets as of the last day of the fiscal year in addition to the shareholder requirements in Exchange Act Section 12(g)(1).

We could be liable…, page 7

4.   We note that you removed references to "platform" in this risk factor in response to prior comment 9. However, the first two risk factors on page 5 continue to refer to the development of a platform. Please advise or revise.

Because we are currently considered a "shell company,"…, page 10

5.   Please refer to the third and fourth bullet points in our prior comment 2 and disclose the requirement to file a Form 8-K with Form 10-type information. Also disclose the potential reduced liquidity or illiquidity of your securities.

Description of Business, page 15

6.   You state in your response to prior comment 13 that you expect to complete your website in four to five months with sufficient capital. Please disclose this in your prospectus, including the amount of capital needed. In addition, disclose, if true, that you have not determined when you will begin to generate revenues.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 17

7.   Refer to prior comment 19. Please disclose the current rate at which you use funds in your operations.

Security Ownership of Certain Beneficial Owners and Management, page 20

8.   Please revise the percentage of shares owned by the executives and directors as a group. The total does not reflect all of the shares currently held by your officers and directors.

Transactions with Related Persons, Promoters and Certain Control Persons

Transactions with Promoters, page 20

9.   We note your response to prior comment 11 that Mr. Wikstrom, the founder and President of the company, is not considered a promoter of the company. However, it appears that Mr. Wikstrom may be deemed a promoter under Securities Act Rule 405 given his direct "initiative in founding and organizing the business" of the company. Please revise.

        Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3453 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Attorney-Adviser

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, P.C.